Carolyn O

                                                  617.261.3193
                                                  Fax: 617.261.3175
                                                  co@klng.com


March 30, 2006


Alison White, Esquire
Senior Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


RE:   John Hancock Trust
      ------------------
      File No. 811-04146

Dear Ms. White:

         Thank you for your attention to this matter. We received the Staff's oral comments on February 27, 2006 for the preliminary proxy statement for the Emerging Growth Trust (the "Portfolio") of the John Hancock Trust (the "Trust") filed on February 24, 2006. We respectfully submit this response letter on behalf of the Trust.

We have, for the Staff's convenience, summarized below the Staff's comments, followed by the Trust's response to each comment. Defined terms have the same meanings as used by the Trust in the Proxy Statement.

COMMENT:
--------

1. Please provide the name and address of the Trust's administrator, if any.

         RESPONSE:
         ---------

         The requested change has been made; information regarding the Trust's administrator has been added to the first page of the proxy statement.

COMMENT:
--------

2.       Please provide the effective date of the current subadvisory agreement.

Alison White, Esquire
March 30, 2006
Page 2

         RESPONSE:
         ---------

         The requested change has been made. The following sentence has been added to the first paragraph under the section entitled "Comparison Between the Current Subadvisory Agreement and the Proposed Subadvisory Agreement" on page 6 of the proxy statement:

The current subadvisory agreement with MFC Global was last submitted to a vote of the Portfolio's shareholders and approved by the Portfolio's sole shareholder at that time on May 1, 2003 and effective as of the same date.

COMMENT:
--------

3. Please provide the current rate of compensation under the current subadvisory agreement with MFC Global. If there will be a change in the subadvisory fee, please provide the information required under item 22(c)(9) on Schedule 14A.

         RESPONSE:
         ---------

         The requested change has been made. The rate of compensation under the current subadvisory agreement with MFC Global is provided in the second paragraph on page 5 of the proxy statement. Because there will be no change in the subadvisory fee, the information under item 22(c)(9) on Schedule 14A is not required and was not included.

COMMENT:
--------

4. On page 3, under the section entitled "Voting Procedures," please describe the effect of proportional voting.

         RESPONSE:
         ---------

         The requested change has been made; the following paragraph has been added to the section entitled "Voting Procedures":

         PROPORTIONAL VOTING. JHLICO (U.S.A.), JHLICO New York, JHLICO and JHVLICO have the right to vote upon matters that may be voted upon at a special shareholders' meeting. These companies will vote all shares of the Emerging Growth Trust issued to them in proportion to the timely instructions received from owners of contracts ("contract owners") participating in the separate accounts described above which are registered under the 1940 Act. In addition, the Trust will vote all shares of the Emerging Growth Trust held by the Lifestyle Trusts in proportion to such instructions. The insurance companies, in connection with their solicitation of voting instructions, are furnishing this Proxy Statement to the owners of contracts participating in registered separate accounts holding shares of the Emerging Growth Trust to be voted at the Meeting. The proportional voting described herein is not subject to the receipt by the insurance companies of voting instructions with respect to any minimum number of shares of the Emerging Growth Trust and, consequently, may result in the approval or non-approval of the Proposal on the basis of very limited contract owner voting participation.

Alison White, Esquire
March 30, 2006
Page 3

COMMENT:
--------

5. Under the section entitled "Voting Procedures," please disclose whether or not there is a minimum required number of votes to be received from contract owners.

         RESPONSE:
         ---------

         The requested change has been made. There is no requirement for a minimum number of votes to be received from contract owners and disclosure was added in the new paragraph regarding "Proportional Voting" under "Voting Procedures" on page 3 of the proxy statement. Please see the response to Comment 4 for the full text of the newly added disclosure.

COMMENT:
--------

6. In Appendix A, please add a column for "number of shares outstanding" for each class of shares.

         RESPONSE:
         ---------

         The requested change has been made.

                                *   *   *   *   *

         The discussed changes will be incorporated in the definitive proxy statement filed with the Commission. If you have any questions regarding these comments or the Trust's responses thereto, please feel free to call George J. Zornada at (617) 261-3231, or me, at (617) 261-3193.

         At the request of the Staff, the undersigned has been authorized by the Trust to acknowledge on behalf of the Trust that:

         Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to filing, and the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                                                Sincerely,

                                                /s/ Carolyn O
                                                -------------
                                                Carolyn O

Alison White, Esquire
March 30, 2006
Page 4


cc: Betsy A. Seel, Esq.
      John Hancock Trust